LANXESS
Energizing Chemistry

RECEIVED
2005 JUN 14 A 10:
OFFICE OF INTER...
CORPORATE FI...

LANXESS AG / 51369 Leverkusen, Deutschland

Officer of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549
USA

05008928

SUPPL

7 June 2005

LANXESS AG
Dr. Stephanie Coßmann
Law & Intellectual Property
Building K 10 / Room 3090
51369 Leverkusen

Phone +49 214-30-43807
Fax +49 214-30-24806
www.lanxess.com

Re: Furnishing of Information under Rule 12g3-2(b) under the Securities Exchange Act of 1934- File Number 82-34846

Ladies and Gentlemen,

On behalf of LANXESS AG, we are furnishing the enclosed information pursuant to paragraph (b) of Rule 12g3-2 under the Securities Exchange Act of 1934.

LANXESS AG has the file number **82-34846** for ist Rule 12g3-2 (b) submissions.

Sincerely
LANXESS AG

Dr. Stephanie Coßmann

PROCESSED
JUN 15 2005
THOMSON
FINANCIAL

dlw 6/14

LANXESS
Energizing Chemistry

DGAP-Ad hoc: LANXESS AG:Placement of 11.6 million shares to service convertible bond

Ad hoc announcement §15 WpHG

LANXESS, convertible

LANXESS AG:Placement of 11.6 million shares to service convertible bond

Ad hoc announcement transmitted by DGAP.
The issuer is solely responsible for the content of this announcement.

Lanxess Aktiengesellschaft announces placement of 11.6 million shares to service its mandatory convertible bond

NOT FOR DISTRIBUTION IN THE UNITED STATES, CANADA OR JAPAN

Leverkusen, June 06, 2005
LANXESS AG ("LANXESS") has repurchased from Bayer AG the mandatory convertible bond in the nominal amount of EUR 200 million that it issued in September 2004, and has resold it to the investment bank Morgan Stanley Bank AG ("Morgan Stanley"). The bond can be converted into at most 13,324,450 or at least 11,586,479 LANXESS shares, depending on a reference share price defined in the conditions of issuance of the bond. Morgan Stanley will convert the bond at the earliest possible date and will today commence an accelerated bookbuilding process to place the approximately 11.6 million LANXESS shares, which is the minimum number of shares that can result from the conversion. The offer price of the shares will be determined after the order books are closed and announced at a later date.

Depending on the final conversion ratio, the offering may include a second tranche of up to approx. 1.7 million LANXESS shares, which would increase the total offering to a maximum of approx. 13.3 million LANXESS shares. The offering is equivalent to at least 15.9% and at most 18.3% of the current capital stock of LANXESS.

As a result of the capital increase following the conversion, the current capital stock of LANXESS will increase for the first tranche by EUR 11,586,479 to EUR 84,620,671, and, if the second tranche is issued, by at most a further EUR 1,737,971 to EUR 86,358,642.

LANXESS AG
51369 Leverkusen
Germany

ISIN: DE0005470405
WKN: 547 040

Listing: Frankfurt (Prime Standard)

Legal notice:

This announcement is issued for information purposes only and constitutes neither an offer to sell nor an invitation to purchase securities.

Dissemination of this announcement and/or the offering for sale or the sale of LANXESS shares may be legally restricted in certain jurisdictions. Persons receiving or reading this announcement should inquire as to the existence of such restrictions and should observe them.

It is not intended to publish a sales prospectus or other information material relating to the offering in the Federal Republic of Germany. In particular, no sales prospectus within the meaning of the Securities Sales Prospectus Act will be published in the Federal Republic of Germany. Any offers, sales or the publication of offer documents in the Federal Republic of Germany may therefore violate the Securities Sales Prospectus Act.

This announcement is not an offer for the sale of securities in the United States of America. Neither the offer for sale nor the sale of LANXESS shares has been or is being registered under the U.S. Securities Act of 1933, as amended. Therefore, the shares may not be offered for sale or sold except with prior registration or with an exemption from registration under the said Act. A public placement of the shares in the United States would only be permissible upon the issuance of a prospectus containing detailed information on LANXESS and its management together with financial statements of LANXESS and consolidated financial statements of the LANXESS Group.

This announcement is directed only to persons who 1) are currently outside the United Kingdom or 2) have professional investment experience (within the meaning of Article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001 (the "Order") and 3) are covered by Article 49(2)(a) to (d) of the Order (high net worth corporations, unincorporated associations etc.). All such persons are for this purpose designated "relevant persons". Persons other than relevant persons may neither take this announcement as an inducement to purchase securities nor place reliance upon it. The shares referred to in this announcement are available only to relevant persons. Invitations, agreements and offers to purchase such shares are directed only to relevant persons. If you are currently in the United Kingdom and do not fall into one of the above categories, the investment options to which this announcement refers are not available to you and you should neither take this announcement as an inducement to purchase securities nor place reliance upon it.

LANXESS AG
Kaiser-Wilhelm-Allee
51369 Leverkusen
Deutschland

ISIN: DE0005470405

WKN: 547040
Listed: Amtlicher Markt in Frankfurt (Prime Standard); Freiverkehr in Berlin-Bremen, Düsseldorf, Hamburg, Hannover, München und Stuttgart

End of ad hoc announcement (c)DGAP 06.06.2005

062203 Jun 05

Ad-hoc publication pursuant to Section 15 of the German Securities Trading Act

---

LANXESS: Approximately 11.6 million shares successfully placed with institutional investors

- **Allocations completed**
- **Equity to be strengthened**

Leverkusen, 7 June 2005 – The placement of shares of the chemical group LANXESS AG („LANXESS") by the investment bank Morgan Stanley was successfully completed. On Monday evening such transaction in connection with the convertible bond which was issued by LANXESS had been announced. The nominal value of the convertible bond amounts to EUR 200 million. Approximately 11.6 million LANXESS shares were offered to institutional investors by way of an accelerated bookbuilt offering and immediately underwritten. Upon exercise of the conversion right LANXESS will be able to strengthen its equity position and therewith reduces the amount of its financial debt and lowers its interest expense.

The shares were placed at a price of EUR 18.20 and have already been allocated to investors. The transaction has an overall size of EUR 211 million and was 1.6 times oversubscribed.

As sole bookrunner, Morgan Stanley will exercise the conversion right at the earliest possible point in time. Depending on the development of the LANXESS share price up to the conversion date a further residual placement of up to 1.7 million Lanxess shares may occur at the time of the conversion or shortly thereafter.

End of the ad-hoc statement

LANXESS AG
51369 Leverkusen
Germany

ISIN: DE0005470405
WKN: 547 040

Listing: Frankfurt (Prime Standard)

Contacts LANXESS AG/ Investor Relations
Michael Pontzen: +49 214-30 43804
Tanja Satzer: +49 214-30 43801
Oliver Stratmann: +49 214-30 49611
Dr. Gerd Zelesny: +49 214-30 71416

Legal notice:

This announcement is issued for information purposes only and constitutes neither an offer to sell nor an invitation to purchase securities.

Dissemination of this announcement and/or the offering for sale or the sale of LANXESS *shares may be legally restricted in certain jurisdictions. Persons receiving or reading this announcement should inquire as to the existence of such restrictions and should observe them.*

It is not intended to publish a sales prospectus or other information material relating to the offering in the Federal Republic of Germany. In particular, no sales prospectus within the meaning of the Securities Sales Prospectus Act will be published in the Federal Republic of Germany. Any offers, sales or the publication of offer documents in the Federal Republic of Germany may therefore violate the Securities Sales Prospectus Act.

This announcement is not an offer for the sale of securities in the United States of America. Neither the offer for sale nor the sale of LANXESS shares has been or is being registered under the U.S. Securities Act of 1933, as amended. Therefore, the shares may not be offered for sale or sold except with prior registration or with an exemption from registration under the said Act. A public placement of the shares in the United States would only be permissible upon the issuance of a prospectus containing detailed information on LANXESS and its management together with financial statements of LANXESS and consolidated financial statements of the LANXESS Group.

This announcement is directed only to persons who 1) are currently outside the United Kingdom or 2) have professional investment experience (within the meaning of Article 19(5) of the Financial Services and Market Act 2000 (Financial Promotion) Order 2001 (the "Order") and 3) are covered by Article 49(2)(a) to (d) of the Order (high net worth corporations, unincorporated associations etc.). All such persons are for this purpose designated "relevant persons". Persons other than relevant persons may neither take this announcement as an inducement to purchase securities nor place reliance upon it. The shares referred to in this announcement are available only to relevant persons. Invitations, agreements and offers to purchase such shares are directed only to relevant persons. If you are currently in the United Kingdom and do not fall into one of the above categories, the investment options to which this announcement refers are not available to you and you should neither take this announcement as an inducement to purchase securities nor place reliance upon it.